October 31, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Luna Bloom, Staff Attorney

Re:	TripAdvisor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 11, 2014
File No. 001-35362

Dear Ms. Bloom:

TripAdvisor, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated September 19, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting. The Company respectfully requests an extension until November 19, 2014 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the response and obtain the necessary Compensation Committee approvals. The Company also acknowledges the delay in filing this request for extension. Based on a call with the Staff following its receipt of the Comment Letter, the Company began work on its response without making a formal request for extension. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than November 19, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 570-1021. Thank you very much for your cooperation in this matter.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan
Goodwin Procter LLP

cc:	Seth Kalvert, TripAdvisor, Inc.
Linda C. Frazier, TripAdvisor, Inc.